

December 3, 2013

Via E-mail
Mr. John Ryan
Chief Financial Officer
Bonds.com Group, Inc.
1500 Broadway − 31st Floor
New York, NY 10036

> **Re: Bonds.com Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 0-51076**

Dear Mr. Ryan:

We have reviewed your response letter filed on November 6, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

1. We note your response to our prior comment. Please clarify for us whether your financial statements for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 were revised to adopt the accounting treatment for your Series D convertible preferred shares previously objected to by your predecessor auditor. In your response, tell us whether your predecessor auditor agreed to the restatement.

2. Please provide us with a summary of the significant terms of your Series D and Series E convertible preferred shares. In addition please provide us with a more detailed analysis of the accounting treatment adopted by the company for the Series D and Series E instruments. In your response explain to us in detail how you determined the accounting treatment previously adopted for the Series D preferred shares was incorrect and how your revised treatment is appropriate. Cite all relevant accounting literature in your response.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant